Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2009	2008	2009	2008
Earnings: Loss before benefit for income taxes	$(126,491)	$(574,374)	$(595,328)	$(683,451)
Interest expense	273,890	297,997	791,354	895,092
Implicit interest in rents	3,836	5,932	14,446	19,527
Total earnings	$ 151,235	$(270,445)	$ 210,472	$ 231,168
Fixed charges: Interest expense	$ 273,890	$ 297,997	$ 791,354	$ 895,092
Implicit interest in rents	3,836	5,932	14,446	19,527
Total fixed charges	$ 277,726	$ 303,929	$ 805,800	$ 914,619
Ratio of earnings to fixed charges*	0.54	(0.89)	0.26	0.25

*

Earnings were insufficient to cover total fixed charges by $126.5 million for the three months ended September 30, 2009 and $595.3 million for the nine months ended September 30, 2009. Earnings were insufficient to cover total fixed charges by $574.4 million for the three months ended September 30, 2008 and $683.5 million for the nine months ended September 30, 2008.

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